UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

929-215-4832

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Sales Agreement

On October 28, 2025, Paranovus Entertainment Technology Limited (the “Company”) entered into a certain sales agreement (the “Sale Agreement”) with A.G.P/Alliance Global Partners (the “Agent”) to issue and sell Company’s Class A ordinary shares, par value $0.01 per share (the “Class A Ordinary Shares”), from time to time, through an at the market offering under which the Sales Agent will act as sales agent and/or principal.

Subject to the terms and conditions of the Sales Agreement, the Sales Agent has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices to place the Class A Ordinary Shares, subject to, and in accordance with the information specified in a written notice from the Company, unless the sale of the Class A Ordinary Shares described therein has been suspended, cancelled or otherwise terminated.

The Sales Agent’s obligation to sell Class A Ordinary Shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The sales, if, under the Sale Agreement will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, including, without limitation, sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Class A Ordinary Shares or to or through a market maker.

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The Sale Agreement provides that the commission payable to the Sales Agent for sales of Class A Ordinary Shares with respect to which the Sales Agent acts as sales agent shall be equal to 3.5% of the gross proceeds of such sale.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Sales Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Sales Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-275599), as supplemented by the prospectus supplement dated October 28, 2025, relating to the sale of up to $100,000,000 Class A Ordinary Shares.

A copy of the Sale Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sale Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Campbells LLP relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits

Reference is made to the Exhibit Index included hereto.

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EXHIBIT INDEX

Exhibit No.	Description
1.1	Sales Agreement, dated as of October 28, 2025, by and between the Company and A.G.P.
5.1	Opinion of Campbells LLP.
23.1	Consent of Campbells LLP (included in Exhibit 5.1).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: October 29, 2025	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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